December 10, 2018

Jeremy P. Feakins
Chief Executive Officer
Ocean Thermal Energy Corp
800 South Queen Street
Lancaster, Pennsylvania 17603

       Re: Ocean Thermal Energy Corp
           Post-Effective Amendment No. 1 to Form S-1
           Filed November 19, 2018
           File No. 333-222529

Dear Mr. Feakins:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

Signatures, page II-4

1. Please revise the first signature block to have Mr. Feakins sign on behalf of the company.
General

2. The registration statement this filing amends was declared effective on January 29, 2018 and included audited financial statements dated as of December 31, 2016. Under
       Securities Act Section 10(a)(3), if a prospectus is used more than nine months after the effective date of the registration statement, the prospectus information must be as of a date not more than sixteen months prior to such use. Please tell us whether you engaged in the offer or sale of your securities using this prospectus between November 1, 2018 and the present, during which time the information in the prospectus was not current.
 Jeremy P. Feakins
Ocean Thermal Energy Corp
December 10, 2018
Page 2


3.       To accomplish the update to your prospectus required by Securities Act
Section 10(a)(3),
         it appears that you replicated all of the information in your most recent annual report and quarterly report. Please revise to present the information in a manner consistent with Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Jennifer Lopez-
Molina, Staff Attorney, at 202-551-3792, with any other questions.



FirstName LastNameJeremy P. Feakins                            Sincerely,
Comapany NameOcean Thermal Energy Corp
                                                               Division of
Corporation Finance
December 10, 2018 Page 2                                       Office of
Consumer Products
FirstName LastName